Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Steven N. Owenson, Senior Vice President and Finance Director of Deere Credit Services, Inc., state:

A review of Deere Credit Services, Inc.’s activities for the period from November 2, 2020 through October 31, 2021 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of July 25, 2018 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2018-B has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 10, 2022		Deere Credit Services, Inc.

	By:	/s/ Steven N. Owenson
Steven N. Owenson
Senior Vice President and Finance Director